February 15, 2011

By Facsimile to 212-230-7669

Bill Belitsky, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022

Re: Van Kampen Unit Trusts, Series 1079 (the "Trust")
        File No. 333-171432

Dear Mr. Belitsky:

We have reviewed the registration statement on Form S-6 filed with the Commission on December 27,2010, by Van Kampen Funds Inc. (the "Depositor") for the Trust.   The Trust consists of two underlying unit investment trust portfolios, Alternatives Allocation Portfolio 2011-1 and Long/Short Strategy Portfolio 2011-1. Based upon Securities Act Release No. 6510 and the representations made in your cover letter for this filing, dated December 27, 2010, we conducted a selective review.   We have no comments at this time.

We note, however, that portions of the filing are incomplete.   We may have comments on these items when you complete them in a pre-effective amendment, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the flings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.   Since the Depositor and the Trust are in possession of all the facts relating to the registration statement, they are responsible for the accuracy and adequacy of the disclosure it contains.

In the event the Depositor or the Trust request acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Depositor or the Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing: and

- Neither the Depositor nor the Trust may assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of this filing.

If you have any questions regarding this matter, please feel free to call me directly at (202) 551-6968.

Sincerely,

H.R. Hallock, Jr.
Senior Counsel